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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53711

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (mm/0O/re)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GRIFFIN FINANCIAL GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):
N Broker-dealer El Security-based swap dealer 0 Major security-based swap participant
0 Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

607 WASHINGTON STREET
(No. and Street)

READING	PA	19601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN DUROFCHALK	610-478-2134	JOHN.DUROFCHALKCGRIFFINFINGROUP.COM
(Name)	(Area Code — Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TOMASI & COMPANY
(Name if individual, state last, first, and middle name)

1350 BROADCASTING ROAD	WYOMISSING	PA	19601
(Address)	(City)	(State)	(Zip Code)

6/16/2021	3651
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>JOHN DUROFCHALK</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>GRIFFIN FINANCIAL GROUP, LLC</u> , as of <u>DECEMBER 31</u> , 2 <u>021</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director,, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

k—

Title:
CFCNFIN•P

cubk, *t1Larnf6-*
Notary Public

| Commonwealth of Pennsylvania - Notary Seal |
| CAREN B. DeANTONIO, Notary Public |
| Berks County |
| My Commission Expires July 13, 2025 |
| Commission Number 1216667 |

This filing contains (check all applicable boxes):**

• (a) Statement of financial condition.
❏ (b) Notes to consolidated statement of financial condition.
❏ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
❏ (d) Statement of cash flows.
❏ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
❏ (f) Statement of changes in liabilities subordinated to claims of creditors.
0 (g) Notes to consolidated financial statements.
0 (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
❏ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
0 (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
❏ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
❏ (I) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
❏ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
0 (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
0 (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
❏ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
0 (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
0 (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
❏ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
❏ (t) Independent public accountant's report based on an examination of the statement of financial condition.
❏ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
❏ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
0 (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
❏ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.
❏ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
0 (z) Other:

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

GRIFFIN FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2021
ASSETS	
Cash	$ 1,048,491
Deposit with clearing organization	117,126
Receivable from clients	153,619
Prepaid expenses	457,462
Equipment, at cost, less accumulated depreciation of $135,282	11,472
Other assets	400
TOTAL ASSETS	$ 1,788,570
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ 71,591
Payable to broker-dealer and clearing organization	5,717
Payable to related party	429,047
Deferred compensation liability	266,546
TOTAL LIABILITIES	772,901
MEMBER'S EQUITY	1,015,669
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,788,570

The Accompanying Notes Are An Integral Part of These Financial Statements